[redacted]

13010756

*KH 3/5

SECURITI[...]SION
Washington, D.C. 20549

SEC
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FEB 27 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67289

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ConvergEx Prime Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1633 Broadway, 48th Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Nelson **(678) 405-4200**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

EY 3/7/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas M. Nelson, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of ConvergEx Prime Services LLC, as of December 31st, 2012, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas M. Nelson, Chief Executive Officer

Notary Public

PATRICIA WOODHAM
MY COMMISSION EXPIRES
JUNE 20 2016
CHEROKEE CO., GEORGIA
NOTARY PUBLIC

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5(g)(1).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

ConvergEx Prime Services LLC
December 31, 2012
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No. 8-67289)

Ernst & Young LLP

ERNST & YOUNG

ConvergEx Prime Services LLC

Statement of Financial Condition

December 31, 2012

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm..1

Audited Statement of Financial Condition

Statement of Financial Condition 3
Notes to Statement of Financial Condition...4

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
ConvergEx Prime Services LLC

We have audited the accompanying statement of financial condition of ConvergEx Prime Services LLC (the "Company") as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ConvergEx Prime Services LLC at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2013

ConvergEx Prime Services LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 2,416,534
Deposits with clearing brokers	1,600,634
Receivables from clearing brokers	756,350
Other assets	323,131
Total assets	$ 5,096,649
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 31,243
Accrued compensation and other liabilities	2,846,578
Due to affiliates	450,276
Total liabilities	3,328,097
Member's equity	1,768,552
Total liabilities and member's equity	$ 5,096,649

The accompanying notes are an integral part of this statement of financial condition.

ConvergEx Prime Services LLC

Notes to Statement of Financial Condition

December 31, 2012

1. Organization and Description of Business

ConvergEx Prime Services LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides boutique prime brokerage services to hedge funds, family offices, mutual funds, and registered investment advisors. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the National Futures Association ("NFA"). The Company is also registered as an independent Introducing Broker with the U.S. Commodity Futures Trading Commission ("CFTC"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings. The remaining ownership stakes are held by ConvergEx's management as well as current and former directors and employees.

The Company was purchased by Group on December 1, 2009. Purchase price accounting was not pushed down to the Company and all intangible assets and goodwill created by the acquisition were retained at Group.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. Treasury bills.

Deposits with Clearing Brokers

The Company uses Goldman Sachs Execution and Clearing, LP ("GSEC"), JPMorgan Chase & Co. ("JPM"), Pershing LLC ("Pershing") and Interactive Brokers LLC ("Interactive") as clearing brokers for all trading activities. Under the terms of the agreements between the Company and its clearing brokers, balances owed are collateralized by certain of the Company's cash and securities balances. Deposits with clearing brokers represent cash and money market funds that have been pledged as collateral for this purpose.

Receivables from Clearing Brokers

Receivables from clearing brokers on the statement of financial condition consist of commissions and fees earned by the Company that are held with the clearing brokers.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables related to securities transactions. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts. At December 31, 2012, the Company had no allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities are reported at their contractual amounts, which approximate fair value.

2. Significant Accounting Policies (continued)

Other Assets

Other assets consist primarily of prepaid expenses, accounts receivable, receivables from affiliates and fixed assets, net of depreciation.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued salaries, employee incentives, other employment benefit expenses, accounts payable and other miscellaneous liabilities.

Income Taxes

The Company is a single member limited liability company for tax purposes and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA. There is no provision for federal income tax because the Company's single member, Group, is a partnership for U.S. tax purposes. A partnership is generally not subject to federal, state or local income taxes with the exception of certain unincorporated business taxes and minimum state taxes. For federal and state income tax purposes, the ultimate members of Group are responsible for reporting their allocable share of the Company's income, gain, losses, deductions and credits on their tax returns. The Company is also subject to other miscellaneous state taxes.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

3. Financial Instruments (continued)

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2012, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

4. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates.

The Company utilizes ConvergEx Execution Solutions LLC ("CES") and G-Trade Services LLC ("G-Trade"), wholly owned subsidiaries of Group, for execution services.

The Company utilizes Pershing, an indirect subsidiary of BNY Mellon, to provide execution and clearing services.

The Company receives certain management, administrative, and technology services from Group, CES, G-Trade and Eze Castle Software LLC ("Eze LLC"). Eze LLC is a wholly owned subsidiary of Group.

4. Related Party Transactions (continued)

The Company utilizes commission management tools and payment processing services from Westminster Research Associates LLC ("WRA"), a wholly owned subsidiary of Group. The Company pays a management fee to WRA as part of the agreement.

Eze Castle Transaction Services LLC ("ECTS"), a wholly owned subsidiary of Eze LLC, provides broker-dealers with financial information exchange ("FIX") connectivity services from the Eze Order Management System ("EzeOMS") on behalf of the Company. The EzeOMS is provided to asset management clients by Eze LLC. The EzeOMS terminals are used by the customers to submit orders and effect transactions through the Company.

Eze LLC provides an EzeOMS terminal to the Company.

RealTick LLC ("RealTick"), a wholly owned subsidiary of Group, provides a multi-asset class electronic EMS platform that delivers integrated analysis, execution and evaluation solutions, including (i) advanced execution tools, (ii) electronic access to leading global broker-dealers and their products as well as light and dark liquidity pools, (iii) real-time market and derived data, (iv) news, (v) pre- and post trade analytics and proven risk management capabilities and (vi) a comprehensive software-as-a-service delivery model. The Company provides RealTick terminals to certain customers and the RealTick terminals are used to submit orders and effect transactions to the Company. RealTick also provides market data services to the Company.

ConvergEx Solutions LLC ("CS"), a wholly owned subsidiary of Group, provides a licensed software product to the Company that assists the Company in monitoring risk and margin.

The Company and several related party entities under common control are party to an agreement with CES that permits CES to allocate a portion of its New York City lease commitment, which expires August 2015, to each entity, based on the portion that each entity is permitted to use and occupy as determined by CES. The Company is provided office space by Group, Eze LLC and RealTick, who have lease commitments that expire in May 2013, June 2013 and August 2022.

4. Related Party Transactions (continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2012:

As of December 31, 2012	CES	Pershing	Group	WRA	RealTick	Other Affiliates	Total
Assets							
Deposits with clearing brokers	$ –	$ 100,000	$ –	$ –	$ –	$ –	$ 100,000
Receivables from clearing brokers	–	11,528	–	–	–	–	11,528
Other assets	–	–	–	40,766	–	15,174	55,940
Total assets	$ –	$ 111,528	$ –	$ 40,766	$ –	$ 15,174	$ 167,468
Liabilities							
Due to affiliates	$ 325,612	$ –	$ 19,084	$ –	$ 63,757	$ 41,823	$ 450,276
Total liabilities	$ 325,612	$ –	$ 19,084	$ –	$ 63,757	$ 41,823	$ 450,276

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") and CFTC Regulation 1.17 ("Regulation 1.17"). The Company has elected to operate under that portion of Rule 15c3-1 which requires that the Company maintain "net capital" equal to the greater of $100,000 or $6^2/_3$% of "aggregate indebtedness," as those terms are defined in the Rule. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2012, the Company had net capital of $1,369,778 and its excess net capital was $1,147,905. The Company's aggregate indebtedness to net capital ratio was 2.43 to 1. To the extent required to maintain the Company's compliance with regulatory requirements, dividends, distributions, advances and other withdrawals of capital could be limited.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Company's activities are limited to clearing all customer transactions on a fully disclosed basis through clearing brokers.

6. Commitments and Contingencies

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial statements. The Company intends to defend itself vigorously against all claims asserted in these matters.

7. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of ConvergEx. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company's retirement savings plan liability recorded in accrued compensation and other liabilities on the statement of financial condition was $87,149.

8. Deferred Compensation

As a result of being acquired by ConvergEx, and meeting certain financial conditions agreed upon within the purchase agreement, ConvergEx created a Leadership Plan which provides bonuses to be granted to certain employees of the Company. The grant of $5,000,000 will be accrued ratably over 38 months and paid in equal installments on February 28, 2013, 2014, and 2015. At December 31, 2012, $1,578,947 was included in accrued compensation and other liabilities on the statement of financial condition, as well as compensation and benefits on the statement of operations relating to the Leadership Plan for the year ended December 31, 2012.

ConvergEx provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees vest over 40 months of service, including the year for which the award was granted, and are payable at the end of that period. Compensation expense is accrued ratably over that period. The Company plans to make a payment related to this deferred bonus program of $109,500 in 2015.

9. Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with GSEC, JPM, and Pershing. The deposits with GSEC, JPM, and Pershing are not held in accounts insured by the FDIC or any other bank regulator. However, in accordance with the addendum to the Company's fully disclosed clearing agreements with GSEC, JPM, and Pershing, the assets are required to be segregated in a reserve account in accordance with the PAIB reserve computation set forth in the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Therefore, the Company does not believe it is exposed to significant credit risks.

10. Guarantees

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of their customer transactions, which are not reflected in these financial statements, to their clearing brokers, which maintain the customers' accounts and clear such transactions. Also, the clearing brokers provide the clearing and depository operations for customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers do not fulfill their obligations to the clearing brokers, as the Company has agreed to indemnify their respective clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security. The Company continually assesses risk associated with each customer who utilizes margin credit and records an

10. Guarantees (continued)

estimated loss when management believes collection from the customer is unlikely. At December 31, 2012 there were no amounts to be indemnified to our clearing brokers.

At December 31, 2012, Group and Eze Castle had $706,022,729 of debt outstanding, net of unamortized original issuer discount. Group's ownership interest in the Company was pledged as security against the debt.

11. Subsequent Events

There are no capital withdrawals anticipated within the next six months other than normal monthly distributions to Group based on estimated monthly profits. The Company has evaluated all subsequent events through the date of issuance of the financial statements and has determined that no other subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

Ernst & Young LLP

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